Exhibit (e)(11)

FORM OF

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is dated as of November 8, 2012 by and among Sun Pharmaceutical Industries Limited, a corporation incorporated under the laws of India (“Parent”), Caraco Acquisition Corporation, a New Jersey corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and [                    ] (“Shareholder”) in his capacity as a shareholder of DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement (defined below).

RECITALS

1. As of the date hereof, Shareholder is the beneficial owner of the number of shares of Company Common Stock listed in Annex A hereto (excluding shares of Company Common Stock deemed to be beneficially owned as a result of holding Options) (such shares in Annex A, together with any shares of Company Common Stock acquired by Shareholder after the date hereof, whether as a result of the exercise of Options, the vesting of Restricted Shares or otherwise (which are also listed in Annex A hereto), “Owned Common Shares”);

2. Parent, Merger Sub, and Company are simultaneously with the execution of this Agreement entering into an Agreement and Plan of Merger, (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), providing for, among other things, Merger Sub to commence a cash tender offer (the “Offer”) to acquire all of the outstanding Shares of Company, followed by the subsequent merger of Merger Sub with and into Company, with Company surviving the merger as a wholly owned subsidiary of Parent, in each case, on the terms and subject to the conditions set forth in the Merger Agreement;

3. As a condition to Parent’s and Merger Sub’s willingness to enter into and perform its obligations under the Merger Agreement, Parent and Merger Sub have required that Shareholder and Shareholder has agreed, on the terms and subject to the conditions set forth herein, (i) to tender in the Offer (and not withdraw) all of Shareholder’s Owned Common Shares, and (ii) that, in the event that a vote of Company’s shareholders is required in furtherance of the Merger Agreement or the Other Transactions contemplated thereby, including the Merger, Shareholder will vote all of Shareholder’s Owned Common Shares (to the extent any Owned Common Shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement; and

4. Shareholder desires to express his support for the Merger Agreement and the Other Transactions contemplated thereby, including the Offer and the Merger.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. Agreement to Tender and Vote; Irrevocable Proxy.

1.1 Agreement to Tender. Shareholder agrees that, in his capacity as a shareholder of Company, as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth Business Day following the commencement of the Offer, Shareholder shall irrevocably tender into the Offer all of the Owned Common Shares owned by Shareholder, free and clear of all Liens. If Shareholder acquires any Owned Common Shares after the tenth Business Day following the commencement of the Offer (including during any subsequent offering period, if any), then Shareholder shall irrevocably tender into the Offer such Owned Common Shares within three Business Days after the date that Shareholder shall acquire such Owned Shares. Shareholder agrees that, once the Owned Common Shares are tendered into the Offer, Shareholder shall not withdraw the tender of such Owned Common Shares unless this Agreement is terminated in accordance with its terms under Section 5; provided however, that Shareholder may decline to tender, or may withdraw, any and all of the Owned Common Shares if, without the consent of Shareholder, Merger Sub amends the Offer to (i) reduce the Offer Price, (ii) reduce the number of shares of Company Common Stock subject to the Offer, (iii) change the form of consideration payable in the Offer, or (iv) amend or modify any term or condition of the Offer or the Merger Agreement in a manner adverse to Shareholder.

1.2 Agreement to Vote. Shareholder hereby agrees that, in his capacity as a shareholder of Company, during the Term of this Agreement, (1) at any meeting of the shareholders of Company (including the Company Shareholders Meeting), however called, or any adjournment or postponement of such meeting, Shareholder shall be present (in person or by proxy) and vote (or cause to be voted) or grant a consent or approval with respect to all of the Owned Common Shares (to the extent the Owned Common Shares are not purchased in the Offer) and (2) Shareholder will grant a consent or approval in any action by written consent of the shareholders of Company:

(a) in favor of adoption of (1) the Merger Agreement and all the Other Transactions contemplated by the Merger Agreement, including the Merger, and (2) any other matter that is required to facilitate the consummation of the Other Transactions contemplated by the Merger Agreement and, in connection with the Merger Agreement, to execute any documents which are necessary or appropriate in order to effectuate the foregoing; and

(b) against (1) any Takeover Proposal and any agreement or arrangement related to such Takeover Proposal, and (2) any action or agreement that would impair the ability of Parent and the Merger Sub to complete the Offer or the Merger, or the ability of Company to consummate the Merger, in any material respect or that would otherwise be inconsistent with or prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement in any material respect.

1.3 Irrevocable Proxy. Shareholder , in his capacity as a shareholder of Company, hereby irrevocably grants to, and appoints, Parent and any designee of Parent and each of Parent’s officers, as Shareholder’s attorney, agent and proxy with full power of substitution and resubstitution, to the full extent of the Shareholder’s voting rights with respect to the Owned Common Shares (to the extent not purchased in the Offer), to vote all the Owned Common Shares or grant a consent or approval, at any meeting of the shareholders of Company (including the Company Shareholders Meeting) and in any action by written consent of the shareholders of Company, until the termination of this Agreement in accordance with its terms under Section 5. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE PROXY AND, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING ON ANY PERSON TO WHOM SHAREHOLDER MAY TRANSFER ANY OWNED COMMON SHARES OR HIS RIGHT TO VOTE THE BENEFICIAL VOTING RIGHTS SHARES. Shareholder hereby revokes all other proxies and power of attorneys, with respect to all of the Owned Common Shares that may have heretofore been appointed or granted with respect to any matters covered by Section 1.2, and no subsequent proxy (whether revocable or irrevocable) or power of attorney shall be given by Shareholder, except as required by any letter of transmittal in connection with the Offer. Shareholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. Notwithstanding the foregoing, such proxy shall automatically terminate upon termination of this Agreement in accordance with its terms under Section 5. This proxy shall not be exercised on any other matter except as expressly provided herein.

1.4 Capacity. Shareholder is entering into this Agreement solely in his capacity as the shareholder of the Owned Common Shares and not in his capacity as a director or officer of Company or any Company Subsidiary. Nothing in this Agreement shall limit or affect any actions taken by Shareholder in his capacity as a director or officer of Company or any Company Subsidiary.

1.5 Return of Owned Common Shares. Parent and Merger Sub shall return to Shareholder all Owned Common Shares tendered by Shareholder to Merger Sub promptly after the termination or expiration of the Offer without Merger Sub purchasing all Shares of Company Common Stock tendered pursuant to the Offer in accordance with its terms.

2. Representations and Warranties. Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

2.1 Power; Due Authorization; Binding Agreement. Shareholder has all requisite legal capacity, power and authority to execute and deliver this Agreement, to perform his obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors rights generally and equitable principles of general applicability.

2.2 Ownership of Shares. On the date of this Agreement, the Owned Common Shares set forth opposite Shareholder ‘s name on Annex A are owned beneficially by Shareholder and include all of the Owned Common Shares owned beneficially by Shareholder, free and clear of any Liens (other than this Agreement). As of the date of this Agreement, Shareholder has sole voting and dispositive power with respect to the Owned Common Shares. As of immediately prior to the expiration of the Offer, Shareholder will have sole voting and dispositive power with respect to the Owned Common Shares and will be entitled to tender the Owned Common Shares in accordance with the terms of the Offer.

2.3 No Conflicts. The execution and delivery of this Agreement by Shareholder does not, and the performance of the terms of this Agreement by Shareholder will not, (a) other than any filing required under Section 13(d) or Section 16 of the Exchange Act, require Shareholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority, (b) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on Shareholder or his properties and assets, (c) assuming the timely filing of such reports as may be required under Section 13(d) or Section 16 of the Exchange Act, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Shareholder or pursuant to which any of his properties or assets are bound or (d) violate any other agreement to which Shareholder is a party, including, without limitation, any voting agreement, shareholders agreement, irrevocable proxy or voting trust. The Owned Common Shares are not, with respect to the voting or transfer of such Owned Common Shares, subject to any other agreement, including any voting agreement, shareholders agreement, irrevocable proxy or voting trust.

3. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby represents and warrants to Shareholder as follows:

3.1 Power; Due Authorization; Binding Agreement. Parent and Merger Sub are each corporations duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization. Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement, to perform their obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors rights generally and equitable principles of general applicability.

3.2 No Conflicts. The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of the terms of this Agreement by Parent and Merger Sub will not, (a) other than any filing required under Section 13(d) or Section 16 of the Exchange Act, require Parent and Merger Sub to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority, (b) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on Parent and Merger Sub or its properties and assets, (c) assuming the timely filing of such reports as may be required under Section 13(d) or Section 16 of the Exchange Act, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent and Merger Sub or pursuant to which any of their Affiliates’ respective assets are bound or (d) violate any other agreement to which Parent and Merger Sub or any of their Affiliates is a party.

4. Certain Covenants of Shareholder. Shareholder hereby covenants and agrees with Parent and Merger Sub as follows:

4.1 Restriction on Transfer. From the date of this Agreement, except for any action contemplated by Section 1, Shareholder shall not, directly or indirectly: (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Common Shares (any such action, a “Transfer”), provided that nothing in this Agreement shall prohibit (x) the exercise by Shareholder of any Options to purchase shares of Company Common Stock or (y) any Transfer with the prior written consent of Parent and Merger Sub; (ii) grant any proxies or powers of attorney, deposit any Owned Common Shares into a voting trust or enter into a voting agreement with respect to any Owned Common Shares; (iii) take any action that would cause any representation or warranty of Shareholder contained herein to become untrue or incorrect or have the effect of preventing or disabling Shareholder from performing his obligations under this Agreement; or (iv) commit or agree to take any of the foregoing actions.

4.2 Additional Shares. Shareholder hereby agrees, during the term of this Agreement, promptly to notify Parent and Merger Sub of any new Owned Common Shares acquired by Shareholder, if any, after the execution of this Agreement. Any such shares shall be subject to the terms of this Agreement as though owned by Shareholder on the date of this Agreement.

4.3 Documentation and Information. Shareholder (i) consents to and authorizes the publication and disclosure by Parent and Merger Sub of his identity and holding of Shareholder’s Owned Common Shares, and the nature of Shareholder ‘s commitments, arrangements and understandings under this Agreement, in any press release approved by Company, the Proxy Statement or any other disclosure document required in connection with the Offer, the Merger and the Other Transactions contemplated by the Merger Agreement, and (ii) agrees, as promptly as practicable, to give to Parent any information reasonably related to the foregoing it may reasonably require for the preparation of any such disclosure documents. Shareholder agrees, as promptly as practicable, to notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent Shareholder becomes aware that any shall have become false or misleading in any material respect.

4.4 Further Assurances. From time to time, at the request of Parent and Merger Sub and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

5. Termination. The covenants and agreements contained herein shall terminate upon the earliest of (i) the Effective Time, (ii) the mutual written agreement of the parties hereto, (iii) the termination of the Merger Agreement in accordance with its terms, (iv) a Company Adverse Recommendation Change, and (v) the occurrence of any of the events described in the penultimate sentence of Section 1.1 permitting Shareholder to decline to tender or withdraw its Owned Company Shares; provided, however, that the provisions of Section 6, other than Sections 6.1 and 6.2, shall survive termination of this Agreement solely pursuant to this Section 5.

6. Miscellaneous.

6.1 Acknowledgment. Shareholder acknowledges that the covenants in Section 1 are integral to the Offer. Shareholder understands and acknowledges that each of Parent and Merger Sub is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

6.2 Enforcement of Agreement; Injunctive Relief; Attorneys’ Fees and Expenses. Shareholder acknowledges that violation of this Agreement will cause immediate and irreparable damage to Parent and Merger Sub, entitling each to injunctive relief. Shareholder specifically consents to the issuance of temporary, preliminary, and permanent injunctive relief, without having to prove damages or post a bond or other security, to enforce the terms of this Agreement. In addition to injunctive relief, Parent and Merger Sub are each entitled to all money damages available under the law. If Shareholder violates this Agreement, in addition to all other remedies available to Parent, Merger Sub or Company at law, in equity, and under contract, Shareholder agrees that Shareholder is obligated to pay all Parent’s, Merger Sub’s and Company’s costs of enforcement of this Agreement, including attorneys’ fees and expenses.

6.3 Entire Agreement. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall be binding upon the parties hereto and their successors and permitted assigns.

6.4 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties. This Agreement may be waived by each party against whom the waiver is to be effective.

6.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) on the date of confirmation of receipt (or, the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to be received at 9:00 a.m. (addressee’s local time) on the next Business Day), in each case to the intended recipient as set forth below:

if to Parent or Merger Sub, to:

Sun Pharmaceutical Industries Limited

17/B Mahal Industrial Estate

Mahakali Caves Road

Andheri (East)

Mumbai 400 093 India

Attn: Kirti Ganorkar, Sr. Vice President Business Development

Facsimile:

with copies (which shall not constitute notice) to:

Sun Pharmaceutical Industries Limited

17/B Mahal Industrial Estate

Mahakali Caves Road

Andheri (East)

Mumbai 400 093 India

Attn: Ashok I. Bhuta, Deputy General Manager (Accounts) & Company Secretary

Facsimile:

and

Fred B. Green

Bodman PLC

6th Floor at Ford Field

1901 St. Antoine Street

Detroit, Michigan 48226

Facsimile: (313) 393-7579

if to Shareholder:

[Shareholder Address]

with copies (which shall not constitute notice) to:

Reed Smith LLP

136 Main Street

Princeton NJ 08543

Attn: Nanette W. Mantell, Esq.

Facsimile: (609) 951-0824

and

Reed Smith LLP

2500 Liberty Place

1650 Market Street

Philadelphia, PA 19103

Attn: Brian C. Miner, Esq.

Facsimile: (215) 851-1420

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth; provided, however, that such change of address notification shall be effective on the later of the date specified in the notice or five (5) Business Days after such notice is given.

6.6 Interpretations. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” With respect to the determination of any period of time, the words “from,” “since,” “between” mean “from and including” and the words “to” and “until” each mean “to but excluding.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

6.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New Jersey without regard to the conflict or choice of laws provisions thereof that would give rise to the application of the domestic substantive law of any other jurisdiction.

6.8 Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the New Jersey Superior Court of Essex County, or, if that court does not have jurisdiction, a federal court sitting in Newark, New Jersey in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees not to assert as a defense, counterclaim or otherwise that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgments, attachments prior to judgment, attachments in advance of execution of judgment, execution of judgment or otherwise), and (v) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the Transactions in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 6.5. Nothing in this Section 6.8(a), however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

6.9 Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or other electronic transmission, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or .pdf transmission.

6.10 Assignment; No Third Party Beneficiaries.

(a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void. Notwithstanding the foregoing, Parent may assign this Agreement and its rights and obligations therein to an Affiliate without the consent of Shareholder, provided that any such assignment shall not relieve Parent from any liability or obligation hereunder.

(b) Nothing in this Agreement shall be construed as giving any Person other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

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IN WITNESS WHEREOF, Parent, Merger Sub and Shareholder are executing this Agreement as of the date first written above.

PARENT:
Sun Pharmaceutical Industries Limited

By:

Name:	Kirti Ganorkar
Title:	Sr. Vice President Business Development

MERGER SUB:

Caraco Acquisition Corporation

By:

Name:	Mukul Rathi
Title:	Chief Financial Officer

SHAREHOLDER:

By:

Name:

Annex A

Name	Company Common Stock	Options	Restricted Shares
[Shareholder]	[x]	[x]	[x]